EXHIBIT 17.1

From: Grant Swartzwelder [mailto:grant@petrogrowth.com]
Sent: Wednesday, January 03, 2018 6:39 AM
To: Lonnie Lowry
Cc: Grant Swartzwelder
Subject: Retirement from the PHX Board

Lonnie:

Due to actions taken by the board, I hereby resign from the PHX Board effective immediately.

Grant Swartzwelder

102 Decker Court, Suite 204

Irving, Texas 75062